No Action
P.E. 9-30-02
0-25866

DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02063021

November 18, 2002

Thomas P. Palm[illegible]
Tonkon Torp LLP
1600 Pioneer Tower
888 SW Fifth Avenue
Portland, OR 97204

Act 1934
Section
Rule 14A-8
Public Availability 11-18-2002

Re: Phoenix Gold International, Inc.
Incoming letter dated September 30, 2002

Dear Palmer:

This is in response to your letter dated September 30, 2002 concerning the shareholder proposal submitted to Phoenix Gold by Wynnefield Partners Small Cap Value, LP, Wynnefield Small Cap Value Offshore Fund, Ltd. and Wynnefield Partners Small Cap Value, LP I. We also have received a letter on the proponents' behalf dated October 16, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Wynnefield Capital, Inc.
Attn: Max Bazter
450 – 7th Avenue, Suite 509
New York, NY 10123

PROCESSED
DEC 02 2002
THOMSON
FINANCIAL

P

Tonkon Torp LLP
ATTORNEYS

1600 Pioneer Tower
888 SW Fifth Avenue
Portland, Oregon 97204
503-221-1440

THOMAS P. PALMER

(503) 802-2018
FAX (503) 972-3718
tom@tonkon.com

September 30, 2002

Via Air Courier

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2002 OCT -1 PM 4:23
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Phoenix Gold International, Inc.
Rule 14a-8; Wynnefield Partners Shareholder Proposal

Ladies and Gentlemen:

On behalf of our client, Phoenix Gold International, Inc. (the "Company"), and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), we enclose six copies of this letter and the letter dated September 3, 2002 from Wynnefield Capital, Inc. (the "Proponent") enclosing a proposal (the "Proposal") and supporting statement for inclusion in the Company's proxy materials for its 2003 annual meeting of shareholders. The Proponent represents the Wynnefield Partners Small Cap Value, L.P., Wynnefield Small Cap Value Offshore Fund, Ltd., and the Wynnefield Partners Small Cap Value, LP I funds.

The purpose of this letter is to (i) advise the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of our client's intention to exclude the Proposal and supporting statement as permitted by Rule 14a-8(j); (ii) set forth on behalf of the Company an explanation of why the Company believes it may exclude the Proposal; and (iii) request the concurrence of the Staff in the Company's determination to exclude the Proposal.

A copy of this letter is being furnished to the Proponent and its counsel simultaneously with this filing.

Nature of the Proposal

The Proposal is essentially the same as the shareholder proposal that the Proponent submitted last year (the "2001 Shareholder Proposal"). After making several revisions required by the Commission (see the attached letter from the Commission dated November 5, 2001), the 2001 Shareholder Proposal appeared in the Company's proxy statement for its annual meeting held on February 12, 2002. The 2001 Shareholder Proposal was not approved by the Company's shareholders, with 2,131,838 shares being voted against the proposal and 556,725 shares being voted in favor.

This year, the Proposal consists of a recommendation that the Board of Directors of the Company (the "Board") "take the necessary steps to **provide for cumulative voting for directors** to allow for representation of minority shareholders" and a supporting statement. (Emphasis in original.) The Proposal was submitted in a timely manner, and the Proponent has established Proponent's qualifications to submit it.

The Company

The Company designs, markets and sells innovative, high quality and high performance electronics, accessories and speakers to the audio market. The Company's products are used in the car audio aftermarket, and in professional sound and custom audio/video and home theater applications. The Company is an Oregon corporation and was incorporated in 1991. The Company's common stock is traded on The Nasdaq Stock Market (Nasdaq SmallCap: PGLD).

Reasons for Excluding the Proposal

The Proposal and Supporting Statement Contain False and Misleading Statements

The Company believes the Proposal and supporting statement may be excluded on the basis of Rule 14a-8(i)(3) and Rule 14a-9. Rule 14a-8(i)(3) permits the exclusion of proposals where they are contrary to any of the Commission's proxy rules, including Rule 14a-9, the antifraud rule. The Company believes the Proposal and the supporting statement taken together violate Rule 14a-9 in a number of respects as discussed below.

Rule 14a-9 provides, in pertinent part, that:

> "No solicitation ... shall be made by means of any proxy statement ... containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements made therein not false or misleading ...."

The Note to Rule 14a-9 provides certain examples of what, depending upon the particular facts and circumstances, may be misleading within the meaning of the rule, including:

> "(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper [or] illegal ... conduct without factual foundation."

Although copies of the Proposal and supporting statement (including exhibits) are enclosed, for convenience we shall restate the pertinent sections the Company believes are false and misleading.

Statement No. 1: "**The Problem? . . . Phoenix Gold – Business as Usual.**" (Emphasis in original.)

This statement appears in the second sub-heading of the supporting statement. It is a characterization of circumstances that amounts to nothing more than the Proponent's opinion. The Proponent has provided nothing to support its subjective opinion that the Company is in fact conducting business as usual. The Commission has taken the position that such statements should be deleted, substantiated or clearly recast as opinions. *See Colgate-Palmolive Company*, March 8, 2002 (permitting company to exclude portions of supporting statement if not recast as opinions); *Aetna Inc.*, March 1, 2002 (same); *Sonat, Inc.*, March 6, 1990 (same); *Lubrizol Corporation*, February 10, 1999 (requiring revision to clarify that statements were proponent's opinions). This requirement applies to all unsubstantiated opinions, regardless of whether they are located in a heading.

Statement No. 2: "(In comparison, two of the Company's primary competitors, Rockford and Boston Acoustics, traded at 1.4 and 1.58 times book value.)"

In an attempt to establish that the Company's stock price is faring worse than its competitors' stock prices, Statement No. 2 appears just after the Proponent's contention that "[a]t $1.90, the stock still reflected **less than half of book value**." (Emphasis in original.) Statement No. 2 is both false and misleading. Rockford Corporation was trading at 92 percent of book value on September 27, 2002. Boston Acoustics, Inc. is not one of the Company's primary competitors because it is almost exclusively a speaker manufacturer, whereas only approximately 18 percent of the Company's fiscal 2001 revenues were derived from speaker products. Moreover, the Proponent omits information regarding other relevant competitors, including Recoton Corporation, which, as of September 27, 2002, was trading at approximately 16 percent of book value. The Company believes Statement No. 2 is an incomplete comparison that is seriously misleading and believes it should be excluded because it "omits . . . material fact[s] necessary to make the statements made therein not false or misleading." Rule 14a-9.

Statement No. 3: "We believe the stock remains undervalued for the very reason a substantial majority of outside shareholders voting at last year's annual meeting supported our previous proposal for cumulative voting: **Phoenix Gold suffers from excessive control by its CEO and COO, who together own over 67 percent of the Company's stock.**" (Emphasis in original.)

As it did last year, the Proponent asserts that the company "suffers" from "excessive" insider control. Although the Proponent begins the sentence with "We believe," it is using the subsequent language in boldface type as the purported factual basis for its belief. This language is also an opinion, and the Proponent explains neither how it has determined that insider control is excessive nor how that control has resulted in the Company suffering. Also, by emphasizing in boldface type the statement that the Company "suffers from excessive insider control," the Proponent has obscured the introductory language that could clarify that the statement is an opinion and has set apart the statement in such a way as to make it appear as a fact. This assertion should be deleted or clearly phrased as an opinion. *See Colgate-Palmolive Company*, March 8, 2002; *Aetna Inc.*, March 1, 2002; *Sonat, Inc.*, March 6, 1990; *Lubrizol Corporation*, February 10, 1999.

Statement No. 4: "The stock's performance in fiscal 2002 demonstrates how **illiquidity prevents the stock from fully reflecting any improvements in the Company's operational results.** Although the stock traded at increased volumes and briefly reached $3.00 following the announcement of improved second quarter results, it had retreated to $1.68 by the end of August." (Emphasis in original.)

This statement should be recast as an opinion. The Proponent claims that the Company's stock has been prevented from reflecting improvements in operational results, and that illiquidity is the sole cause. This cause and effect relationship is not sufficiently substantiated in the Proposal to be stated as a fact, and the Proponent should recast it as an opinion. *See Colgate-Palmolive Company*, March 8, 2002; *Sonat, Inc.*, March 6, 1990; *Lubrizol Corporation*, February 10, 1999.

Statement No. 5: "In short, one year after we submitted our last proposal for cumulative voting, **outside shareholders face the same impediments to realizing a fair return on their investment**:

- Fundamental problems of insider control and illiquidity, limiting investor interest;
- Continued trading well below book value, as has been the case during the last three years;
- Risk of return to historic lackluster business performance;
- Risk of delisting."

(Emphasis in original.)

First, the Proponent has stated as a fact that shareholders are not realizing a "fair" return on investment. This is another opinion and should be stated as such. The listed "impediments" also include several opinions that are stated as facts. The first bullet point asserts that there are "[f]undamental problems of insider control and illiquidity" and that investor interest is limited. The third states that there is the "[r]isk" of returning to "lackluster business performance." The contention that there are fundamental problems or that the Company is on the verge of lackluster performance are unsubstantiated opinions and unsupported predictions that are inappropriate for inclusion in the Company's proxy materials. *See* Rule 14a-9; *See Colgate-Palmolive Company*, March 8, 2002; *Aetna Inc.*, March 1, 2002; *Zions Cooperative Mercantile Institution*, April 8, 1992 (requiring factual assertions to be substantiated).

> Statement No. 6: "We call on management to let outside shareholders elect **just one** of the Company's five directors through cumulative voting." (Emphasis in original.)

This statement is inaccurate. Management is not authorized to implement cumulative voting. The Proponent's real audience is its fellow shareholders. Because the statement is incorrect, is should be revised or deleted. *See* Rule 14a-9; *See Colgate-Palmolive Company*, March 8, 2002 (requiring false or misleading statements to be deleted); *Exxon Mobile Corporation*, March 27, 2002 (same).

> Statement No. 7: "Under cumulative voting, **16.7 percent of the Company's stock could elect a nominee as only one of five directors**, allowing outside shareholders to facilitate a serious discussion about insider control and realizing value for all shareholders." (Emphasis in original.)

Statement No. 7 suggests that the current Board of Directors is not serious about maximizing value for all shareholders. This assertion is unsupported and suggests that the Board of Directors is not fulfilling its fiduciary duties to shareholders. It should accordingly be removed under Rule 14a-9. *See The Swiss Helvetia Fund, Inc.*, April 3, 2001 (proposal implying management has breached its fiduciary duties may be excluded); *Phoenix Gold International, Inc.*, November 21, 2000 (opinion that directors are not independent may be excluded).

> Statement No. 8: "**What scares the Company about giving minority shareholders a Board voice?**" (Emphasis in original.)

The Company also objects to this sentence, which is phrased as a question. The Company is not scared about anything in the Proposal; rather, it has substantive concerns about the subject matter of the Proposal, which were set forth in last year's statement in opposition to the 2001 Shareholder Proposal. This question should be deleted. Even if recast as an opinion, we contend that the Proponent's unsupported belief (or rhetorical question) about the Company being scared is not appropriate for inclusion in the Company's proxy material. *See P and F Industries, Inc.*, March 19, 1991 (certain statements regarding management, even if stated as opinions, can be false and misleading).

Irrelevance of the Supporting Statement to the Proposal

The majority of the so-called "supporting statements" have nothing to do with the merits of cumulative voting, but rather are devoted primarily to criticizing Company management about the Company's stock price. It is unclear how the Proponent is attempting to relate the subjects of the statements quoted above – which refer to the Company's stock price, illiquidity and the alleged inability to realize a "fair" return on investment – to the subject of cumulative voting.

The Proponent further does not explain how these perceived problems will be addressed directly by cumulative voting. Supporting statements in shareholder proposals are, by definition, supposed to support. The Staff has taken the position that statements that fail to support the proposal, or are irrelevant to it, should be deleted. *See, e.g., Knight-Ridder, Inc.*, December 28, 1995 (irrelevant statements deemed misleading); *Rockefeller Center Properties, Inc.*, March 30, 1993 (requiring removal of statements unrelated to cumulative voting proposal); *PG&E Corporation*, March 1, 2002 (requiring proponent to delete certain irrelevant statements); *Aetna Inc.*, March 1, 2002 (same). The Proponent should not be permitted to use the shareholder proposal process as a device to air broad complaints about the Company that are irrelevant to the proposal submitted.

The Company believes that the cumulative effect of these irrelevant statements is incompatible with Rule 14a-9 and renders the entire Proposal unsuitable for inclusion in a proxy statement. The bulk of the supporting statement is devoted to opinions cast as factual assertions, unsubstantiated statements of fact, statements about the Company and its stock price that fail to make any connection to the subject matter of the Proposal, or statements that impugn the character of the members of the Board. According to Staff Legal Bulletin No. 14, although the Staff generally allows proponents to cure relatively minor defects in their statements, it may exclude the entire proposal if it contains "obvious deficiencies in terms of accuracy, clarity or relevance" or if it would "require detailed and extensive editing" in order to bring it into compliance with the proxy rules. The Company believes in this instance that the Proposal's and supporting statement's numerous deficiencies warrant exclusion of the Proposal in its entirety. Further, allowing the Proponent to extensively revise the Proposal and the supporting statement would in essence constitute a new submission that is untimely under the proxy rules.

Conclusion

For the reasons set forth above, we respectfully request on behalf of the Company that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's proxy materials. If the Staff is unable to concur with our position that the Company may exclude the entire Proposal, we respectfully submit that the specific statements discussed above should be deleted from the Proposal or, alternatively, recast as opinions or substantiated.

If the Commission disagrees with our conclusions regarding the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Commission concerning these matters.

If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (503) 802-2018 or Geoffrey D. Strong of our office at (503) 802-2164.

Very truly yours,

Thomas P. Palmer

TPP/GDS/rkb
Enclosures
cc (w/encls.): Mr. Joseph K. O'Brien
Wynnefield Capital
Erich W. Merrill, Jr., Esq.
Geoffrey D. Strong, Esq.

WYNNEFIELD CAPITAL, INC.

450 7TH AVENUE, SUITE 509
NEW YORK, NY 10123

TEL: (212) 760-0814
FAX: (212) 760-0824
www.wynnefieldcapital.com

NELSON OBUS (212) 760-0134
JOSHUA LANDES (212) 760-0814
MAX BATZER (212) 760-0330
PETER BLACK (212) 760-0742
STEPHEN ZELKOWICZ (212) 760-0278

September 3, 2002

Mr. Joseph K. O'Brien
Secretary
Phoenix Gold International, Inc.
9300 North Decatur Street
Portland, Oregon 97203

Subject: Shareholder Proposal for 2003 Annual Meeting of Shareholders of Phoenix Gold International, Inc.

Dear Mr. O'Brien:

We are a group of shareholders of Phoenix Gold International, Inc. ("Phoenix Gold"), consisting of Wynnefield Partners Small Cap Value, LP, Wynnefield Small Cap Value Offshore Fund, Ltd., and Wynnefield Partners Small Cap Value, LP I (the "Wynnefield Group"). Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, the Wynnefield Group requests that you include the enclosed shareholder proposal and accompanying statement in Phoenix Gold's proxy materials for its 2003 annual meeting of shareholders. A representative of the Wynnefield Group will attend the meeting in order to bring the proposal before the meeting and to speak in favor of the proposal.

The Wynnefield Group currently owns 415,950 shares of the common stock of Phoenix Gold and intends to continue owning these shares through the date of Phoenix Gold's 2003 annual meeting of shareholders. The Wynnefield Group has continuously held more than 1% of Phoenix Gold's outstanding common stock for more than one year. Enclosed are copies of the following documents, confirming ownership of more than 1% of the stock for the required time period:

1. Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on September 21, 2000;

2. Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on January 24, 2002; and

3. Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on March 11, 2002.

The Wynnefield Group's address is 450 7th Avenue, Suite 509, New York, New York 10123. Its Phoenix Gold shares are held through Bear, Stearns Securities Corp., One Metrotech Center North, 4th Floor, Brooklyn, New York 11201-3862 by Cede & Co., c/o Depository Trust Co., 55 Water Street, New York, New York 10041.

As a significant minority shareholder, the Wynnefield Group would likely nominate an individual for director if the proposal is adopted and cumulative voting is implemented. The Wynnefield Group could vote its shares with those of other minority shareholders holding approximately 3% of the outstanding common stock in order to elect an independent director to the board of directors. The Wynnefield Group otherwise has no material interest in the proposal that differs from that of other minority shareholders.

We note that Phoenix Gold's proxy materials for the 2002 annual meeting of shareholders required that you receive any proposal to be presented by a shareholder for action at the 2003 annual meeting of shareholders no later than September 6, 2002. We also note that the 2002 proxy materials provided: "A shareholder proposal must include certain specified information concerning the proposal and information as to the proponent's ownership of Common Stock of the Company * * *. The Secretary of the Company should be contacted in writing at the above address to obtain additional information as to the proper form and content of submissions."

We believe this correspondence complies with all requirements under federal and state law and the bylaws of Phoenix Gold. Please let us know immediately if you require any additional information, or information presented in any other form, in order to enable us to comply with the directions set forth above prior to September 6, 2002.

Very truly yours,

WYNNEFIELD PARTNERS SMALL CAP VALUE, LP

By: Wynnefield Capital Management, L.L.C.
Its: General Partner

By: [signature]
Name: Nelson Obus
Title: GP

WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I

By: Wynnefield Capital Management, L.L.C.
Its: General Partner

By: [signature]
Name: Nelson Obus
Title: GP

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.
Its: Manager

By: [signature]
Name: Nelson Obus
Title: GP

cc: Erich W. Merrill, Jr.

SHAREHOLDER PROPOSAL FOR CUMULATIVE VOTING

Proposal:

The Company's shareholders recommend that the Board of Directors take the necessary steps to **provide for cumulative voting for directors** to allow for representation of minority shareholders.

Supporting Statement:

Who's Proposing This?

Wynnefield Partners Small Cap Value, LP, and its affiliates. We own 415,950, or 13.8 percent, of outstanding shares and initially invested in the Company's 1995 IPO.

The Problem? . . . Phoenix Gold – Business as Usual.

Phoenix Gold stock declined to $1.90 per share on July 17, 2002, the first trading day following announcement of improved results for third quarter 2002. At $1.90, the stock still reflected **less than half of book value.** (In comparison, two of the Company's primary competitors, Rockford and Boston Acoustics, traded at 1.4 and 1.58 times book value.) Why did Phoenix Gold's announcement receive such a tepid response from the market?

We believe the stock remains undervalued for the very reason a substantial majority of outside shareholders voting at last year's annual meeting supported our previous proposal for cumulative voting: **Phoenix Gold suffers from excessive control by its CEO and COO, who together own over 67 percent of the Company's stock.** We believe this concentration of ownership discourages investment in the Company, resulting in typical daily trading volumes of under 2000 shares and many days with no trading at all.

The stock's performance in fiscal 2002 demonstrates how **illiquidity prevents the stock from fully reflecting any improvements in the Company's operational results.** Although the stock traded at increased volumes and briefly reached $3.00 following the announcement of improved second quarter results, it had retreated to $1.68 by the end of August.

In short, one year after we submitted our last proposal for cumulative voting, **outside shareholders face the same impediments to realizing a fair return on their investment**:

- Fundamental problems of insider control and illiquidity, limiting investor interest;
- Continued trading well below book value, as has been the case during the last three years;
- Risk of return to historic lackluster business performance;
- Risk of delisting.

We call on management to let outside shareholders select **just one** of the Company's five directors through cumulative voting.

What's Cumulative Voting?

It allows outside shareholders to focus their votes and elect a director.

Cumulative voting allows each shareholder to cast a number of votes equal to the number of shares held multiplied by the number of directors being elected. A shareholder may direct all of its votes to one nominee or split its votes among several nominees. (For example, 1,000 shares times five directors provides 5,000 votes that can be cast for one nominee.)

Will Cumulative Voting Help?

Under cumulative voting, **16.7 percent of the Company's stock could elect a nominee** as **only one of five directors**, allowing outside shareholders to facilitate a serious discussion about insider control and realizing value for all shareholders.

What scares the Company about giving minority shareholders a Board voice?

Please mark your proxy card **FOR** cumulative voting.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)
PHOENIX GOLD INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

719068 10 8
(CUSIP Number)

Nelson Obus
Wynnefield Capital, Inc.
450 7th Avenue, Suite 509
New York, New York 10123
(212) 760-0134
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

SCHEDULE 13D/A
Filed pursuant to Rule 13d-2

Introduction

This Statement on Schedule 13D/A (this "Statement") amends and supplements the Schedule 13D/A filed with the Securities and Exchange Commission on January 24, 2002 by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, and Wynnefield Small Cap Value Offshore Fund, Ltd. (collectively the "Wynnefield Group"). This Statement relates to common stock, $0.01 par value per share, of PHOENIX GOLD INTERNATIONAL, INC., an Oregon corporation ("Issuer").

The Wynnefield Group submitted a proposal for cumulative voting that was defeated at Issuer's annual meeting of shareholders on February 12, 2002. Following that meeting, the Wynnefield Group sent a letter to Issuer's management and Board of Directors dated March 9, 2002 and attached to this Statement as Exhibit 99.2. Item 7 of the Wynnefield Group's Schedule 13D/A dated January 24, 2002 is therefore amended and restated as follows:

Item 7. Material to be filed as Exhibits

Exhibit No.	Description
99.1	Letter to Issuer's management and Board of Directors, dated January 23, 2002 (previously filed with the Wynnefield Group's Schedule 13D/A dated January 24, 2002).
99.2	Letter to Issuer's management and Board of Directors, dated March 9, 2002.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

Date: March 11, 2002.

WYNNEFIELD PARTNERS SMALL CAP VALUE, LP
By: Wynnefield Capital Management, LLC, its general partner

/s/ Nelson Obus

Name: Nelson Obus
Title: Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I
By: Wynnefield Capital Management, LLC, its general partner

/s/ Nelson Obus

Name: Nelson Obus
Title: Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc. its general partner

/s/ Nelson Obus

Name: Nelson Obus
Title: President

Attention: Intentional misstatements or omissions of fact constitute **federal** criminal violations (See 18 U.S.C. 1001).

APPENDIX A JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D/A (including amendments thereto) with respect to the common stock and depository receipts of Phoenix Gold International, Inc. This Joint Filing Agreement shall be included as an exhibit to such filing. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of the 11th day of March, 2002.

WYNNEFIELD PARTNERS SMALL CAP VALUE, LP
By: Wynnefield Capital Management, LLC, its general partner

/s/ Nelson Obus

Name: Nelson Obus
Title: Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I
By: Wynnefield Capital Management, LLC, its general partner

/s/ Nelson Obus

Name: Nelson Obus
Title: Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc. its general partner

/s/ Nelson Obus

Name: Nelson Obus
Title: President

[Graphic Omitted] WYNNEFIELD CAPITAL, INC.

450 7th Avenue, Suite 500
New York, NY 10123

Tel: (212) 760-0814
Fax: (212) 760-0824
www.wynnefieldcapital.com

Nelson Obus (212)760-0134
Joshua Landes (212)760-0814
Max Batzer (212)760-0330
Peter Black (212)760-0724
Stephen Zelkowicz (212)760-0278

March 9, 2002

Mr. Keith A. Peterson, Chairman, President, and CEO
Mr. Timothy G. Johnson, Executive Vice President and COO
Mr. Joseph K. O'Brien, Vice President, CFO, and Secretary
Mr. Edward A. Foehl, Director
Mr. Frank G. Magdlen, Director
Mr. Robert A. Brown, Director
Phoenix Gold International, Inc.
9300 North Decatur
Portland, Oregon 97203

Gentlemen:

I am writing to reiterate our view that you have failed to protect the interests of outside shareholders of Phoenix Gold International, Inc. ("PGLD") in the manner expected of a publicly held company. At the recent shareholder meeting, we questioned you about several specific matters supporting this view, including the company's repurchase of shares from its COO. Your answers to these inquiries were either unsatisfactory or unresponsive. It is as if we asked you what time it is, and you responded that it is sunny outside.

The situation has worsened since the annual meeting. As we predicted in the supporting statement to our shareholder proposal in the company's proxy materials, PGLD has been notified that it is no longer in compliance with Nasdaq's public float requirement and will face delisting from the Nasdaq SmallCap market if it does not regain compliance by May 15, 2002. You have publicly warned that there can be no assurance the requirements will be met by that date. This is very disappointing news. As you explain in the company's 10-K for fiscal year 2001, delisting will make it "more difficult to dispose of, or obtain accurate quotations as to the price of," PGLD stock. This once again confirms the company is not being properly operated as, nor should it remain, a standalone public company.

In his January 2002 letter to shareholders accompanying PGLD's proxy materials, Mr. Peterson attributed the company's disappointing performance to unfavorable market conditions. This explanation is unpersuasive in light of strong performances by some of your competitors.

For instance, Rockford Corporation recently announced significantly better results than PGLD for the three-month period ending December 31, 2001. For that period, Rockford announced earnings of 9 cents per share while PGLD reported earnings of zero cents per share. Rockford's stock now trades at within a dollar of its 52-week high of $9.53. We wonder how Rockford can continue to succeed in current market conditions while PGLD struggles to break even.

Mr. Peterson's January letter to shareholders--his only communication with shareholders in the last 12 months--also boasted of gaining new business from Best Buy. Whatever product sales PGLD made to Best Buy pale in comparison to the 17 percent of Rockford's total revenues attributable to Best Buy. Moreover, we hardly think that regaining some portion of the Best Buy business you lost to Rockford in 1999 constitutes a major accomplishment for PGLD.

At the shareholder meeting and in our previous correspondence, we detailed our concerns about the repurchase of 20,000 shares from the company's COO in May of 2001. When asked at the shareholder meeting whether future purchases from insiders were contemplated, Mr. Johnson stated that the company had in place a policy "based on one used by Nike" under which future purchases could take place. In a letter dated March 1, 2002, the company's legal counsel confirmed what we suspected at the meeting: this policy deals with when insiders can buy or sell stock on the open market and does not provide independent authorization for, or even address, repurchases by the company. PGLD's legal counsel also indicated that stock repurchases from officers and other shareholders are considered by the board on an ad hoc basis and that the company does not have in place any plan authorizing future repurchases from management.

This response is unsatisfactory. The insider trading policy discussed by Mr. Johnson sheds no light on how management and the board could authorize a repurchase of a large block of stock from Mr. Johnson in light of the company's depleted cash reserves. We are particularly disappointed that one or more of the company's "independent" board members--Messrs. Foehl, Magdlen, and Brown--authorized this transaction. If this transaction reflects their best judgment, then their judgment is flawed. The purpose of this company is not to provide liquidity for Mr. Johnson.

We once again urge you to explore strategies for realizing outside-shareholder value. During a telephone call on November 2, 1999, Messrs. Foehl and Magdlen told Wynnefield that PGLD easily could have bought out minority shareholders at a fair price on the strength of PGLD's own balance sheet. Because we fear that a going-private transaction is no longer an option in light of the company's current balance sheet, we once again urge the company to seek a buyer or strategic partner. The situation is worsening as evidenced by the latest delisting communications from Nasdaq.

We continue to welcome a real dialogue about the future of the company. A board representative would provide this forum. Because we received enough votes to substantially exceed the resubmission threshold of Rule 14a-8, we intend to resubmit our proposal for minority shareholders representation on the board in future years until management takes meaningful steps towards improving the situation of minority shareholders. We continue to receive inquiries from trade publications about our filings in connection with the proposal, and we intend to answer those inquiries solely and exclusively relevant to our filing.

In sum, we do not believe that you are running PGLD in the manner expected of a public company. Being public is providing little benefit to PGLD because the company cannot raise capital through its stock and there is no significant liquidity for investors other than executive management. We urge you, as we did at the shareholder meeting and on prior occasions, to seek buyers or strategic partners to provide outside shareholders an opportunity to realize value from their investment.

Sincerely,

/s/ Nelson Obus
Nelson Obus

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)
PHOENIX GOLD INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

719068 10 8
(CUSIP Number)

Nelson Obus
Wynnefield Capital, Inc.
450 7th Avenue, Suite 509
New York, New York 10123
(212) 760-0134
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Wynnefield Partners Small Cap Value, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b)

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 194,636
	8. Shared Voting Power 221,314
	9. Sole Dispositive Power: 194,636
	10. Shared Dispositive Power: 221,314

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
415,950

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11): 13.8%

14. Type of Reporting Person (See Instructions)
PN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Wynnefield Partners Small Cap Value, L.P. I
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [X] (b)
3. SEC Use Only	
4. Source of Funds (See Instructions)	WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6. Citizenship or Place of Organization:	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power:	135,764
	8. Shared Voting Power	280,186
	9. Sole Dispositive Power:	135,764
	10. Shared Dispositive Power:	280,186

11. Aggregate Amount Beneficially Owned by Each Reporting Person:	415,950
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13. Percent of Class Represented by Amount in Row (11):	13.8%
14. Type of Reporting Person (See Instructions)	PN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Wynnefield Partners Small Cap Value Offshore Fund, Ltd.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b)

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization:
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 85,550
	8. Shared Voting Power 330,400
	9. Sole Dispositive Power: 85,550
	10. Shared Dispositive Power: 330,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
415,950

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11): 13.8%

14. Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D/A
Filed pursuant to Rule 13d-2

Item 1. Security and Issuer

This Statement on Schedule 13D/A (this "Statement") relates to common stock, $0.01 par value per share (the "Common Stock"), of PHOENIX GOLD INTERNATIONAL, INC., an Oregon corporation ("Issuer"). The principal executive offices of the Issuer are located at 9300 North Decatur Street, Portland, Oregon 97203. This statement amends and restates in its entirety that certain Schedule 13D/A filed by the "Reporting Persons" on September 21, 2000.

The aggregate number of shares beneficially owned by the members of the Group identified in this filing is 415,950 shares, or 13.8% of the Common Stock shown as outstanding on the Issuer's most recent Form 10-K.

Item 2. Identity and Background

This Statement is filed by Wynnefield Partners Small Cap Value, L.P. ("Wynnefield"), Wynnefield Partners Small Cap Value, L.P. I ("Wynnefield I"), and Wynnefield Small Cap Value Offshore Fund, Ltd. ("Wynnefield Offshore") (collectively the "Reporting Persons" and/or the "Wynnefield Group"). This Statement also includes information about the following persons (collectively, the "Controlling Persons"): Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("Capital"), Nelson Obus ("Obus") and Joshua Landes ("Landes"). The Reporting Persons and the Controlling Persons are sometimes collectively referred to as the "Item 2 Persons." The Reporting Persons have included as APPENDIX A to this Statement on Schedule 13D an agreement in writing that this Statement is filed on behalf of each of them.

REPORTING PERSONS

Wynnefield and Wynnefield I are Delaware limited partnerships. Wynnefield Offshore is a Cayman Island private investment company. The principal business of each Reporting Person is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of each Reporting Person, which also serves as its principal office, is 450 7th Avenue, Suite 509, New York, New York 10123.

CONTROLLING PERSONS

The principal address of each Controlling Person, which also serves as such person's principal office, is 450 7th Avenue, Suite 509, New York, New York 10123.

Wynnefield:

WCM, a New York limited liability company, is the general partner of Wynnefield. The principal business of WCM is money management and acting as an advisor to Wynnefield and other entities and activities related thereto.

Obus and Landes, directly and through WCM, control Wynnefield. The principal occupation of Obus and Landes is financial management.

Wynnefield I:

WCM, a New York limited liability company, is the general partner of Wynnefield I. The principal business of WCM is money management and acting as an advisor to Wynnefield I and other entities and activities related thereto.

Obus and Landes, directly and through WCM, control Wynnefield I. The principal occupation of Obus and Landes is financial management.

Wynnefield Offshore:

Capital, a Delaware corporation, is the investment manager of Wynnefield Offshore. The principal business of Capital is money management and acting as an advisor to Wynnefield Offshore and other entities and activities related thereto. Obus and Landes are the directors, principal executive officers and controlling shareholders of Capital. The principal occupation of Obus and Landes is financial management.

During the last five (5) years, no Item 2 Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item 2 Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Obus and Landes are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds used by each of the Reporting Persons to purchase the securities as described below was working capital.

Wynnefield acquired 194,636 shares of Common Stock from May 3, 1995 through December 21, 1999 on the open market or in private transactions at prices ranging from $1.25 to $10.00.

Wynnefield I acquired 135,764 shares of Common Stock from November 4, 1997 through December 21, 1999 on the open market or in private transactions at prices ranging from $1.25 to $5.37.

Wynnefield Offshore acquired 85,550 shares of Common Stock from February 4, 1997 through December 30, 1998 on the open market or in private transactions at prices ranging from $1.26 to $5.75.

Item 4. Purpose of Transaction

Each member of the Wynnefield Group originally acquired the Shares reported in Item 5 below for investment purposes only and has continued to monitor the efforts of the Issuer.

The Wynnefield Group believes that management and the directors have not taken effective steps to remedy the lack of shareholder value. Wynnefield has been dissatisfied with the lack of effective management initiatives to create shareholder value and has frequently expressed its views to management directors of the Issuer to no avail.

On January 22, 2002, the Wynnefield Group sent the letter attached hereto as Exhibit 99.1 to the Issuer's executive management and directors. The letter sets forth Wynnefield's reasons for submitting a shareholder proposal that will be considered at the Issuer's Annual Meeting of Shareholders on February 12, 2002. That shareholder proposal, like an earlier proposal submitted by the Wynnefield Group on September 6, 2000, requests the implementation of cumulative voting to elect the Issuer's Board of Directors.

If the shareholder proposal is approved by the shareholders and cumulative voting is implemented, the Wynnefield Group may nominate an individual for director. Cumulative voting would permit the Wynnefield Group to vote its shares with those of other outside minority shareholders representing approximately three percent of the outstanding shares in order to elect an independent director to the Issuer's Board of Directors.

The Wynnefield Group wishes to utilize cumulative voting to elect a single independent director with the purpose of further encouraging the Board and management to enhance shareholder value.

The Wynnefield Group has also urged management to consider measures to enhance shareholder value, such as engaging in the sale of the corporation, seeking strategic partnerships or combinations to improve the Issuer's position in the industry, or a "going private" transaction in which shares of all minority holders would be purchased at a fair price. The Wynnefield Group may in the future determine to: (i) acquire additional securities of the Issuer through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by them, or (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer; (b) any extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments; and (h) any other action whether or not similar to those enumerated above. The Reporting Persons also reserve the right to take other actions to influence the management of the Issuer should they deem such actions appropriate.

Item 5. Interest in Securities of the Issuer

(a) The following table provides the aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons on January 23, 2002 (based on 3,006,945 shares of Common Stock outstanding as reported in the Issuer's Form 10-K for fiscal year 2001).

	Wynnefield	Wynnefield I	Wynnefield Offshore	Total
Common Stock	194,636	135,764	85,550	415,950
Percentage	6.5%	4.5%	2.8%	13.8%

*Common Stock beneficially owned as a percent of 3,006,945 shares of Common Stock.

Controlling Persons

Each of WCM, Obus and Landes may be deemed to be the beneficial owner of the reported securities beneficially owned by Wynnefield.

Each of WCM, Obus and Landes may be deemed to be the beneficial owner of the reported securities beneficially owned by Wynnefield I.

Each of Capital, Obus and Landes may be deemed to be beneficial owners of the securities owned by Wynnefield Offshore.

(b) Reporting Persons

Each of the Reporting Persons has the sole power to vote or direct the vote and to dispose or direct the disposition of the reported securities it holds.

(c) Not applicable.
(d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 6, 2000, the Wynnefield Group submitted to the Issuer a shareholder proposal to be voted on at the 2001 Annual Meeting of the Shareholders of the Issuer. The shareholder proposal requested the implementation of cumulative voting to elect the Issuer's Board of Directors, and was omitted by the Issuer from its proxy materials for the 2001 Annual Meeting. On September 5, 2001, the Wynnefield Group submitted a substantially identical proposal that will be considered at the 2002 Annual Meeting of Shareholders on February 12, 2002.

If the shareholder proposal is approved by the shareholders and cumulative voting is implemented, the Wynnefield Group may nominate an individual for director. Cumulative voting would permit the Wynnefield Group to vote its shares with those of other outside minority shareholders representing approximately three percent of the outstanding shares in order to elect an independent director to the Issuer's Board of Directors.

The Wynnefield Group wishes to utilize cumulative voting to elect a single independent director with the purpose of further encouraging the Board and management to enhance shareholder value.

Item 7. Material to be filed as Exhibits

Exhibit No.	Description
99.1	Letter to Issuer's management and Board of Directors, dated January 23, 2002.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

Date: January 24, 2002.

WYNNEFIELD PARTNERS SMALL CAP VALUE, LP

By: Wynnefield Capital Management,
LLC, its general partner

/s/ Nelson Obus

Name: Nelson Obus
Title: Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I
By: Wynnefield Capital Management,
LLC, its general partner

/s/ Nelson Obus

Name: Nelson Obus
Title: Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.,
its general partner

/s/ Nelson Obus

Name: Nelson Obus
Title: President

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

APPENDIX A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D/A (including amendments thereto) with respect to the common stock and depository receipts of Phoenix Gold International, Inc. This Joint Filing Agreement shall be included as an exhibit to such filing. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of the 24th day of January, 2002.

WYNNEFIELD PARTNERS SMALL CAP VALUE, LP

By: Wynnefield Capital Management, LLC, its general partner

/s/ Nelson Obus

Name: Nelson Obus
Title: Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I
By: Wynnefield Capital Management, LLC, its general partner

/s/ Nelson Obus

Name: Nelson Obus
Title: Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc., its general partner

/s/ Nelson Obus

Name: Nelson Obus
Title: President

[GRAPHIC OMITTED]
Wynnefield Capital, Inc.
450 7th Avenue, Suite 509
New York, NY 10123

Tel: (212) 760-0814
Fax: (212) 760-0824

www.wynnefieldcapital.com

Nelson Obus (212)760-0134
Joshua Landes (212)760-0814
Max Batzer (212)760-0330
Peter Black (212)760-0724
Stephen Zelkowicz (212)760-0278

January 23, 2002

Mr. Keith A. Peterson, Chairman, President, and CEO
Mr. Timothy G. Johnson, Executive Vice President and COO
Mr. Joseph K. O'Brien, Vice President, CFO, and Secretary
Phoenix Gold International, Inc.
9300 North Decatur
Portland, OR 97203

Dear Messrs. Peterson, Johnson, and O'Brien:

We are writing this letter to communicate directly to you and your board why we felt it necessary to submit the shareholder proposal for cumulative voting that will be considered at the Phoenix Gold ("PGLD") annual meeting on February 12th. As you well know, we have been increasingly frustrated by the company's lack of positive direction and management's inability to create (or even slow the dramatic reduction in) shareholder value. The stock price has dropped from over $12 in 1996 to a closing bid of $1.07 on January 18, 2002 -- a decline of over 90 percent. PGLD stock would have been delisted from the Nasdaq SmallCap Market had Nasdaq not imposed a moratorium on its public float requirement following the events of September 11. We have no reason to believe that the company will be able to meet the public float requirement when the moratorium is lifted. You acknowledged the seriousness of this situation in the company's most recent 10-K report when you admitted there can be "no assurance" the company will meet these listing requirements in the future.

You have also assured shareholders in the past that the situation would improve, particularly with the AudioSource acquisition in December 2000. But since the acquisition, overall company performance has in fact been worse. Although sales increased slightly in the third quarter of 2001, these sales appear to have been largely offset by declining sales of the company's established product lines. In fact, you explain in the 10-K that gross profit (as a percentage of gross sales) actually decreased in 2001 because gross margins on sales of AudioSource products are less than gross margins on the company's other product lines. Overall, fiscal year 2001 was very disappointing as net earnings turned to losses, administrative costs increased both absolutely and as a percentage of sales, and the company went from having almost $1,654,000 in cash and cash equivalents to having a mere $1,002. It appears to us that the AudioSource acquisition, like the company's earlier Carver acquisition, has had no positive effect on the creation of shareholder value.

In the face of declining company performance and shareholder value over the last several years, management continues to increase its financial benefit from the company. Messrs. Peterson and Johnson, as CEO and COO respectively, continue to collect substantial salaries and, in fact, received generous raises in July of 1999, an apparent reward for holding the stock price flat in the $2 range for several months. In May of last year, the company provided Mr. Johnson with an opportunity to benefit from a momentary increase in stock price by repurchasing 20,000 shares of his PGLD stock outside of any publicly announced repurchase program, as described in the supporting statement to our shareholder proposal found in the proxy statement for the upcoming PGLD shareholder meeting.

Liquidity in the marketplace, as opposed to that supplied by the company for benefit of its officers, is increasingly a serious issue. The last of the original underwriters associated with the company, D.A. Davison & Company, Inc. (formally Jensen & Company), who co-managed the PGLD IPO in 1995, has recently ceased making a market in the stock. PGLD is no longer viable as a standalone public entity. Being public results in no capital for the company, no value and little liquidity for outside shareholders, and expenses that must be paid from a rapidly depleting cash account.

Your failure to acknowledge these problems and accept our past offers to help improve the situation causes us to doubt your commitment to working with outside shareholders in the manner expected of a publicly owned company that has been less than successful in creating shareholder value. We have repeatedly offered our assistance in finding a strategic buyer or developing alternative strategies for realizing value for outside shareholders who have suffered from continuously disappearing value. An example is our 1999 proposal to the board outlining how PGLD could be "taken private" at a fair price when it actually had the necessary cash and borrowing power. Now the company lacks the financial resources to purchase the shares of minority investors at a fair price. Accordingly, there is little choice left to PGLD but to seek a buyer or strategic partner before the company faces even more extreme financial exigencies.

Since you have not taken meaningful steps to convince us you are committed to protecting minority shareholders, we are forced to pursue our shareholder proposal for cumulative voting in hopes of gaining at least a single voice on the PGLD board. This proposal, like our earlier attempts to improve the situation, has of course been met by you with resistance. We have come to expect this by now.

What we don't understand is how you can oppose our proposal in the company's proxy materials while contradicting this position in your 10-K by acknowledging the extreme degree of insider control necessitating cumulative voting. In the proxy materials, you claim that the company's current voting structure "is most likely to produce a Board of Directors that will effectively represent the interests of all the Company's shareholders." You then mischaracterize our proposal as "introduc[ing] the possibility of a director being committed to serve the special interests of the small fraction of shareholders responsible for the director's election rather than the best interests of the shareholders as a whole." In other words, you criticize our proposal because it would purportedly permit election of a director by a small number of shareholders, and you defend the current voting structure as the best way to assure adequate representation of all shareholders.

In the company's most recent 10-K, however, you admit that Messrs. Peterson and Johnson own enough shares to elect every single director on the board and make the most important company decisions. You explain:

> "[Messrs. Peterson and Johnson] own approximately 67% of the Company's outstanding common stock. They have the power to control the vote on most issues submitted to the Company's shareholders, including the election of the Company's directors and approval or disapproval of fundamental corporate changes such as mergers, dissolution and changes in control. As shareholders, Messrs. Peterson and Johnson may act in their own self-interest with respect to, among other things, the voting or disposal of their shares of Company common stock." (Emphasis added.)

In fact, this has happened. Control of the company is even more concentrated than you suggest. Because Mr. Peterson alone owns over 50 percent of the company's stock, he can elect the entire board by himself. Our proposal, in contrast, would create at least a possibility that shareholders other than the company's CEO could elect a director. It is disingenuous for you to oppose this proposal because it allegedly places too much power in the hands of a small number of shareholders when, under the current system, one executive officer can elect the entire board.

We want you to understand that, though frustrated, we have been and will remain committed to making the best of our investment in the company and trying through every means available to cause you to address the issue of value preservation for minority investors. We again offer our assistance in exploring options to salvage some value for ourselves and other minority shareholders who have even less of a voice than we do. We urge you to seek buyers, explore strategic partnerships or combinations, and nominate directors dedicated primarily to enhancing value for minority shareholders.

Sincerely,

/s/ Nelson Obus
Nelson Obus

cc: Mr. Edward A. Foehl
Mr. Frank G. Magdlen
Mr. Robert A. Brown

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

PHOENIX GOLD INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

719 068 10 8

(CUSIP Number)

Nelson Obus
Wynnefield Capital, Inc.
One Penn Plaza, Suite 4720
New York, New York 10119
(212) 760-0134

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2000

(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), 240.13d-1(g) check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for the parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 719 068 10 8

(1)	Name of Reporting Persons.		Wynnefield Partners Small Cap Value, L.P.
	I.R.S. Identification Nos. of Above Persons (entities only)		N/A
(2)	Check the Appropriate Box if a Member of a Group (see instructions)		(a) /X/ (b) / /
(3)	SEC Use Only		
(4)	Source of Funds (see instructions)		WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /
(6)	Citizenship or Place of Organization		Delaware
	Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power	194,636
		(8) Shared Voting Power	221,314
		(9) Sole Dispositive Power	194,636
		(10) Shared Dispositive Power	221,314
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person		415,950
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		/ /
(13)	Percent of Class Represented by Amount in Row (11)		13.7%
(14)	Type of Reporting Person (see instructions)		PN

CUSIP NUMBER 719 068 10 8

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)			Wynnefield Partners Small Cap Value, L.P.I
(2)	Check the Appropriate Box if a Member of a Group*			(a) /X/ (b) / /
(3)	SEC Use Only			
(4)	Source of Funds (see instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			/ /
(6)	Citizenship or Place of Organization			Delaware
	Number of Shares	(7)	Sole Voting Power	135,764
	Beneficially Owned by Each	(8)	Shared Voting Power	280,186
	Reporting Person with:	(9)	Sole Dispositive Power	135,764
		(10)	Shared Dispositive Power	280,186
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			415,950
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)			/ /
(13)	Percent of Class Represented by Amount in Row (11)			13.7%
(14)	Type of Reporting Person (see instructions)			PN

CUSIP NUMBER 719 068 10 8

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)			Wynnefield Small Cap Value Offshore Fund, Ltd.
(2)	Check the Appropriate Box if a Member of a Group*			(a) /X/ (b) / /
(3)	SEC Use Only			
(4)	Source of Funds (see instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			/ /
(6)	Citizenship or Place of Organization			Cayman Islands
	Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power	85,550
		(8)	Shared Voting Power	330,400
		(9)	Sole Dispositive Power	85,550
		(10)	Shared Dispositive Power	330,400
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			415,950
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)			/ /
(13)	Percent of Class Represented by Amount in Row (11)			13.7%
(14)	Type of Reporting Person (see instructions)			PN

SCHEDULE 13D/A
Filed Pursuant to Rule 13d-2

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D/A (this "Statement") relates to common stock, $0.01 par value per share (the "Common Stock"), of PHOENIX GOLD INTERNATIONAL, INC., an Oregon corporation ("Issuer"). The principal executive offices of the Issuer are located at 9300 North Decatur Street, Portland, Oregon 97203. This statement amends and restates in its entirety that certain Schedule 13D/A filed by the "Reporting Persons" as part of a separate and distinct 13D "Group" on November 24, 1998.

The aggregate number of shares beneficially owned by the members of the Group identified in this filing is 415,950 or 13.7% of the common stock shown as outstanding on the issuer's most recent Form 10-Q.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is filed by Wynnefield Partners Small Cap Value, L.P. ("Wynnefield"), Wynnefield Partners Small Cap Value, L.P. I ("Wynnefield I"), and Wynnefield Small Cap Value Offshore Fund, Ltd. ("Wynnefield Offshore") (collectively the "Reporting Persons" and/or the "Wynnefield Group"). This Statement also includes information about the following persons (collectively, the "Controlling Persons"): Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("Capital"), Nelson Obus ("Obus") and Joshua Landes ("Landes"). The Reporting Persons and the Controlling Persons are sometimes collectively referred to as the "Item 2 Persons." The Reporting Persons have included as APPENDIX A to this Statement on Schedule 13D an agreement in writing that this Statement is filed on behalf of each of them.

REPORTING PERSONS

Wynnefield and Wynnefield I are Delaware limited partnerships. Wynnefield Offshore is a Cayman Island private investment company. The principal business of each Reporting Person is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of each Reporting Person, which also serves as its principal office, is One Penn Plaza, Suite 4720, New York, New York 10119.

CONTROLLING PERSONS

The principal address of each Controlling Person, which also serves as such person's principal office, is One Penn Plaza, Suite 4720, New York, New York 10119.

Wynnefield:

WCM, a New York limited liability company, is the general partner of Wynnefield. The principal business of WCM is money management and acting as an advisor to Wynnefield and other entities and activities related thereto.

Obus and Landes, directly and through WCM, control Wynnefield. The principal occupation of Obus and Landes is financial management.

Wynnefield I:

WCM, a New York limited liability company, is the general partner of Wynnefield I. The principal business of WCM is money management and acting as an advisor to Wynnefield I and other entities and activities related thereto.

Obus and Landes, directly and through WCM, control Wynnefield I. The principal occupation of Obus and Landes is financial management.

Wynnefield Offshore:

Capital, a Delaware corporation, is the investment manager of Wynnefield Offshore. The principal business of Capital is money management and acting as an advisor to Wynnefield Offshore and other entities and activities related thereto. Obus and Landes are the directors, principal executive officers and controlling shareholders of Capital. The principal occupation of Obus and Landes is financial management.

During the last five (5) years, no Item 2 Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item 2 Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Obus and Landes are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of the funds used by each of the Reporting Persons to purchase the securities as described below was working capital.

Wynnefield acquired 194,636 shares of Common Stock from May 3, 1995 through December 21, 1999 on the open market or in private transactions at prices ranging from $1.25 to $10.00.

Wynnefield I acquired 135,764 shares of Common Stock from November 4, 1997 through December 21, 1999 on the open market or in private transactions at prices ranging from $1.25 to $5.37.

Wynnefield Offshore acquired 85,550 shares of Common Stock from February 4, 1997 through December 30, 1998 on the open market or in private transactions at prices ranging from $1.26 to $5.75.

ITEM 4. PURPOSE OF TRANSACTION.

Each member of the Wynnefield Group originally acquired the Shares reported in Item 5 below for investment purposes only and has continued to monitor the efforts of the Issuer.

The Wynnefield Group believes that management and the directors have not taken effective steps to remedy the lack of shareholder value. Wynnefield has been dissatisfied with the lack of effective management initiatives to create shareholder value and has frequently expressed its views to management directors of the issuer to no avail. Therefore, on September 6, 2000, the Wynnefield Group submitted to the Issuer a shareholder proposal to be voted on at the 2001 Annual Meeting of the Shareholders of the Issuer. The shareholder proposal requests the implementation of cumulative voting to elect the Issuer's Board of Directors.

If the shareholder proposal is approved by the shareholders and cumulative voting is implemented, The Wynnefield Group may nominate an individual for director. Cumulative voting would permit The Wynnefield Group to vote its shares with those of other outside minority shareholders representing approximately three percent of the outstanding shares in order to elect an independent director to the Issuer's Board of Directors.

The Wynnefield Group wishes to utilize cumulative voting to elect a single independent director with the purpose of further influencing the Board and management to realize shareholder value.

The Wynnefield Group has also urged management to consider measures to enhance shareholder value, such as engaging in the sale of the corporation, or a "going private" transaction in which shares of all minority holders would be purchased at a fair price. The Wynnefield Group may in the future determine to: (i) acquire additional securities of the Issuer through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by them, or (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments; (h) any other action whether or not similar to those enumerated above. The Reporting Persons also reserve the right to take other actions to influence the management of the Issuer should they deem such actions appropriate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The following table provides the aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons on September 7, 2000 (based on 3,026,945 shares of Common Stock outstanding as reported on the Issuer's Form 10-Q for the period ended June 30, 2000).

	Wynnefield	Wynnefield I	Wynnefield Offshore	Total
Common Stock	194,636	135,764	85,550	415,950
Percentage*	6.4%	4.5%	2.8%	13.7%

* Common Stock beneficially owned as a percent of 3,026,945 shares of Common Stock.

CONTROLLING PERSONS

Each of WCM, Obus and Landes may be deemed to be the beneficial owner of the reported securities beneficially owned by Wynnefield.

Each of WCM, Obus and Landes may be deemed to be the beneficial owner of the reported securities beneficially owned by Wynnefield I.

Each of Capital, Obus and Landes may be deemed to be the beneficial owners of the securities owned by Wynnefield Offshore.

(b) REPORTING PERSONS

Each of the Reporting Persons has the sole power to vote or direct the vote and to dispose or direct the disposition of the reported securities it holds.

The Reporting Persons have not acquired any shares of Common Stock of the Issuer on the open market within the last 60 days.

(c) Not applicable.
(d) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On September 6, 2000, the Wynnefield Group submitted to the Issuer a shareholder proposal to be voted on at the 2001 Annual Meeting of the Shareholders of the Issuer. The shareholder proposal requests the implementation of cumulative voting to elect the Issuer's Board of Directors.

If the shareholder proposal is approved by the shareholders and cumulative voting is implemented, The Wynnefield Group may nominate an individual for director. Cumulative voting would permit The Wynnefield Group to vote its shares with those of other outside minority shareholders representing approximately three percent of the outstanding shares in order to elect an independent director to the Issuer's Board of Directors.

The Wynnefield Group wishes to utilize cumulative voting to elect a single independent director with the purpose of further influencing the Board and management to realize shareholder value.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: September 21, 2000.

WYNNEFIELD PARTNERS SMALL CAP VALUE, LP

By: Wynnefield Capital Management, LLC,
its general partner

By: /s/ Nelson Obus

Name: Nelson Obus
Title: Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I

By: Wynnefield Capital Management, LLC,
its general partner

By: /s/ Nelson Obus

Name: Nelson Obus
Title: Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.
its general partner

By: /s/ Nelson Obus

Name: Nelson Obus
Title: President

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D/A (including amendments thereto) with respect to the common stock and depository receipts of Phoenix Gold International, Inc. This Joint Filing Agreement shall be included as an exhibit to such filing. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of the 21st day of September, 2000.

WYNNEFIELD PARTNERS SMALL CAP VALUE, LP

By: Wynnefield Capital Management, LLC, its general partner

By: /s/ Nelson Obus

Name: Nelson Obus
Title: Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I

By: Wynnefield Capital Management, LLC, its general partner

By: /s/ Nelson Obus

Name: Nelson Obus
Title: Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc. its general Partner

By: /s/ Nelson Obus

Name: Nelson Obus
Title: President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
ORPORATION FINANCE

November 5, 2001

Thomas P. Palmer
Tonkon Torp LLP
1600 Pioneer Tower
888 SW Fifth Avenue
Portland, Oregon 97204

Re: Phoenix Gold International, Inc.
Incoming letter dated September 27, 2001

Dear Mr. Palmer:

This is in response to your letters dated September 27, 2001 and October 19, 2001 concerning the shareholder proposal submitted to Phoenix Gold by Wynnefield Capital, Inc. We also have received a letter on the proponent's behalf dated October 10, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Wynnefield Capital, Inc.
Attention: Max Bazter
450 – 7th Avenue, Suite 509
New York, New York 10123

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 5, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Phoenix Gold International, Inc.
Incoming letter dated September 27, 2001

The proposal recommends that the board of directors take the necessary steps to provide for cumulative voting.

We are unable to concur in your view that Phoenix Gold may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the sentence that begins "Management has been . . ." and ends ". . . in maximizing shareholder value" as the proponent's opinion;
- delete the sentence that begins "The stock had . . ." and ends ". . . preceding the transaction";
- recast the sentence that begins "With declining shareholder . . ." and ends ". . . from their investment" as the proponent's opinion;
- recast the sentence that begins "The Company suffers . . .." and ends ". . . insider control" as the proponent's opinion;
- recast the sentence that begins "Insiders can select . . ." and ends ". . . outside shareholder value" as the proponent's opinion; and

- delete the sentence that begins "But it will . . ." and ends ". . . just Company officers."

Accordingly, unless the proponent provides Phoenix Gold with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Phoenix Gold omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jonathan Ingram
Special Counsel

WYNNEFIELD CAPITAL, INC.

450 7TH AVENUE, SUITE 509
NEW YORK, NY 10123

TEL: (212) 760-0814
FAX: (212) 760-0824
www.wynnefieldcapital.com

NELSON OBUS (212)760-0134
JOSHUA LANDES (212)760-0814
MAX BATZER (212)760-0330
PETER BLACK (212)760-0724
STEPHEN ZELKOWICZ (212)760-0278

September 5, 2001

Mr. Joseph K. O'Brien
Secretary
Phoenix Gold International, Inc.
9300 North Decatur Street
Portland, Oregon 97203

Subject: Shareholder Proposal for 2002 Annual Meeting of Shareholders of Phoenix Gold International, Inc.

Dear Mr. O'Brien:

We are a group of shareholders of Phoenix Gold International, Inc. ("Phoenix Gold"), consisting of Wynnefield Partners Small Cap Value, LP, Wynnefield Small Cap Value Offshore Fund, Ltd., and Wynnefield Partners Small Cap Value, LP I (the "Wynnefield Group"). Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, the Wynnefield Group requests that you include the enclosed shareholder proposal and accompanying statement in Phoenix Gold's proxy materials for its 2002 annual meeting of shareholders. A representative of the Wynnefield Group will attend the meeting in order to bring the proposal before the meeting and to speak in favor of the proposal.

The Wynnefield Group currently owns 415,950 shares of the common stock of Phoenix Gold and intends to continue owning these shares through the date of Phoenix Gold's 2002 annual meeting of shareholders. The Wynnefield Group has continuously held more than 1% of Phoenix Gold's common stock for more than a year. Enclosed are copies of the following documents, confirming ownership of more than 1% of the stock:

1. Schedule 13D filed with the Securities and Exchange Commission on June 26, 1997;

2. Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 1997;

3. Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on February 23, 1998;

4. Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on November 24, 1998; and

5. Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on September 21, 2000.

The Wynnefield Group's address is 450 7th Avenue, Suite 509, New York, New York 10123. Its Phoenix Gold shares are held through Bear, Stearns Securities Corp., One Metrotech Center North, 4th Floor, Brooklyn, New York 11201-3862 by Cede & Co., c/o Depository Trust Co., 55 Water Street, New York, New York 10041 .

As a significant minority shareholder, the Wynnefield Group would likely nominate an individual for director if the proposal is adopted and cumulative voting is implemented. The Wynnefield Group could vote its shares with those of other minority shareholders holding approximately 3% of the outstanding common stock in order to elect an independent director to the board of directors. The Wynnefield Group otherwise has no material interest in the proposal that differs from that of other minority shareholders.

We note that Phoenix Gold's proxy materials for the 2001 annual meeting of shareholders required that you receive any proposal to be presented by a shareholder for action at the 2002 annual meeting of shareholders no later than September 7, 2001. We also note that the 2001 proxy materials provided: "A shareholder proposal must include certain specified information concerning the proposal and information as to the proponent's ownership of Common Stock of the Company * * *. The Secretary of the Company should be contacted in writing at the above address to obtain additional information as to the proper form and content of submissions."

We believe this correspondence complies with all requirements under federal and state law and the bylaws of Phoenix Gold. Please let us know immediately if you require any additional information, or information presented in any other form, in order to enable us to comply with the directions set forth above prior to September 7, 2001.

Very truly yours,

WYNNEFIELD PARTNERS SMALL CAP VALUE, LP

By: Wynnefield Capital Management, L.L.C.
Its: General Partner

By:____________________
Name: Nelson Obus
Title: General Partner

WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I

By: Wynnefield Capital Management, L.L.C.
Its: General Partner

By:____________________
Name: Nelson Obus
Title: General Partner

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.
Its: Manager

By:____________________
Name: Nelson Obus
Title: Manager

cc: Erich W. Merrill, Jr.

SHAREHOLDER PROPOSAL FOR CUMULATIVE VOTING

Proposal:

The Company's shareholders recommend that the Board of Directors take the necessary steps to **provide for cumulative voting for directors** to allow for representation of minority shareholders.

Supporting Statement:

Who's Proposing This?

Wynnefield Partners Small Cap Value, LP and its affiliates own 415,950, or 13.8%, of outstanding shares. We initially invested in the Company's 1995 IPO.

The Problem?... Disappearing shareholder value.

Management has been negligent in maximizing shareholder value. The Company's stock dropped from over $12 in 1996 to $1.35 bid at August 30, 2001.

The situation is worsening. The Company's stock goes without trading for days. Now the Company **faces delisting** from the Nasdaq SmallCap Market, further reducing shareholder liquidity.

We long urged management to explore ways to enhance shareholder value and liquidity. In December 1999, we proposed finding a financial partner to "take the Company private" by buying all minority shares at a fair price. Instead, the Company made a cash acquisition of certain product lines in December 2000. The acquisition slightly increased revenues for the third quarter of this fiscal year. But compared to third quarter 2000, **net earnings declined, general and administrative costs continued to increase** both absolutely and as a percentage of sales, and **sales of the Company's pre-acquisition product lines declined.**

On May 22, 2001, the Company repurchased 20,000 shares of its own stock from its COO, Timothy G. Johnson, at a price of $1.97 a share. According to SEC documents, this transaction could not have fit within the Company's stock repurchase program announced in 1998, and the Company has not announced a subsequent repurchase program. The stock had not traded over $1.40 for four weeks preceding the transaction. With declining shareholder value/liquidity, the Company's officers shouldn't be afforded exclusive opportunities to realize value from their investment.

The Company suffers from excessive insider control. Its CEO and COO together own 67% of the Company's stock. Insiders can select **all** director nominees and have little motivation to **nominate directors dedicated primarily to enhancing outside shareholder value.**

OUTSIDE SHAREHOLDERS SHOULD HAVE THE OPPORTUNITY TO ELECT AN INDEPENDENT DIRECTOR THROUGH CUMULATIVE VOTING.

What's Cumulative Voting?

It allows outside shareholders to focus their votes and elect a director.

Cumulative voting allows each shareholder to **cast a number of votes equal to the number of shares held multiplied by the number of directors being elected.** A shareholder may direct all of its votes to one nominee or split its votes among several nominees. (For example, 1,000 shares times five directors provides 5,000 votes that can be cast for one nominee.)

Will Cumulative Voting Help?

Under cumulative voting, 16.7 percent of the Company's stock could elect a nominee as one of five directors.

Cumulative voting won't put minority shareholders in control of the board. But it will give minority shareholders the first *real* opportunity to elect an independent-minded director to protect value and liquidity for all shareholders, not just Company officers.

Please mark your proxy card FOR cumulative voting.

MILLER | NASH LLP
ATTORNEYS AT LAW

Miller Nash LLP
www.millernash.com
3500 U.S. Bancorp Tower
111 S.W. Fifth Avenue
Portland, OR 97204-3638
(503) 224-5858
(503) 224-0155 fax

4400 Two Union Square
601 Union Street
Seattle, WA 98101-1367
(206) 622-8484
(206) 622-7485 fax

500 E. Broadway, Suite 400
Post Office Box 694
Vancouver, WA 98666-0694
(360) 699-4771
(360) 694-6413 fax

RECEIVED
2002 OCT 17 PM 2:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Erich W. Merrill, Jr.
merrill@millernash.com
(503) 205-2504 direct line

October 16, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Subject: Response to Objections By Phoenix Gold International, Inc., to Wynnefield Shareholder Proposal for 2003 Annual Meeting

Ladies and Gentlemen:

This letter is a response on behalf of our client, Wynnefield Capital, Inc. and affiliates ("Wynnefield"), to Thomas P. Palmer's letter to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), dated September 30, 2002. The purpose of Mr. Palmer's letter was to advise the Commission that his client, Phoenix Gold International, Inc. (the "Company"), intends to exclude from its proxy materials a shareholder proposal submitted by Wynnefield for consideration at the 2003 annual meeting of the Company's shareholders (the "Proposal"). In his letter, Mr. Palmer explained why he believed the Company was entitled to exclude the proposal pursuant to Rule 14a-8(j) and requested that the Commission recommend no action against the Company if it does so.

I. Background.

We would first like to supplement the background information provided by Mr. Palmer in the second page of his letter. Mr. Palmer explains that the proposal submitted by Wynnefield for consideration at the Company's 2002 annual meeting "was not approved by the Company's shareholders, with 2,131,838 shares being voted against the proposal and 556,725 shares being voted in favor." While this vote total appears accurate, Mr. Palmer fails to mention that 85 percent of votes cast by outside shares (meaning shares owned by persons other than executive management or the Company's board) were voted in favor of the proposal, and 15 percent of votes cast by outside shares were voted against the proposal. In other words, the proposal considered at the 2002 meeting received strong support from outside shareholders.

II. Objections to Individual Statements.

The Company makes a series of objections to individual statements contained in the Proposal. We address these objections in the order in which Mr. Palmer presented them.

Statement No. 1: **"The Problem? . . . Phoenix Gold – Business as Usual."** (Emphasis in original).

The Company objects that this statement "amounts to nothing more than the Proponent's opinion" and "should be deleted, substantiated, or clearly recast as opinion."

The heading serves as a starting point for Wynnefield's claim that shareholders continue to face the same impediments to realizing value from their investment in the Company that they faced one year ago when Wynnefield submitted its previous proposal. While it would be impossible to cite all of the supporting facts for this claim in the heading itself, Statement No. 1 is well supported by factual information in the text that follows the heading. The supporting statement cites a three-year trend of trading well below book value and discusses the high degree of voting control that management continues to have over the Company. Moreover, the supporting statement recounts the events of third quarter 2002 to explain that, even following announcement of positive earnings news, the stock continued to trade at a low price and in small volumes.

The Company's management may disagree with Wynnefield's characterization of shareholders' current conditions and may even cite other facts in opposition to the Proposal in its proxy materials. But Statement No. 1 is neither unsupported nor misleading and shareholders would receive no benefit from its revision or deletion from Wynnefield's proposal.

Statement No. 2: "(In comparison, two of the Company's primary competitors, Rockford and Boston Acoustics, traded at 1.4 and 1.58 times book value.)"

Mr. Palmer objects to this statement on three primary grounds: (1) he argues that the statement is false because Rockford traded at 92 percent of book value on September 27, 2002, (2) he argues that Boston Acoustics is not a primary competitor of the Company, and (3) he argues that the comparison is incomplete because it does not include information about a less successful competitor of the Company.

With respect to the first ground of objection, the percentage of book value at which Rockford traded on September 27th is irrelevant. The paragraph in which Statement No. 2 appears is a discussion of the Company's stock performance on July 17, 2002. Thus, the comparison to the Company's competitors was also made as of July 17th (at which time Rockford traded at 1.4 times and Boston Acoustics at 1.58 times of book value). In fact, it would have been impossible to discuss the stock performance of the Company and its competitors on

September 27th because the Company required Wynnefield to submit the proposal by September 6th.

In reply to Mr. Palmer's second ground for objection, we point out that Boston Acoustics has been one of the five companies that the Company included in its chosen "peer group" for the stock comparison graphs in the Company's proxy materials for the last four years. The Company's management also names Boston Acoustics as a competitor in the speaker industry in the Company's annual reports on Form 10-K.

Nonetheless, Mr. Palmer claims that citing Boston Acoustics as a competitor is misleading because Boston Acoustics is primarily a speaker company while Phoenix Gold attributes only 18 percent of its revenues to speaker sales. We note that Recoton Corporation (the company Mr. Palmer claims should be included in the comparison to avoid making it misleading) also offers a different product mix from Phoenix Gold's mix. Recoton Corporation attributes only about one-third of its revenues to sales of audio equipment or accessories (the primary business of Phoenix Gold) and attributes nearly two-thirds of its revenues to a diverse line of products including video game accessories, cellular phone accessories, and office equipment, all of which is unrelated to Phoenix Gold's products.

Mr. Palmer's third ground for objection boils down to an assertion that Wynnefield should include a reference to Recoton Corporation because that company trades at an even lower percentage of book value than Phoenix Gold. We believe the companies selected were fair and typical for purposes of evaluating the Company's performance relative to its competitors. We note that Statement No. 2 also omits competitors of the Company that traded at even higher percentages of book value than Rockford or Boston Acoustics, such as Koss Corp., which is a member of the Company's peer group in its proxy materials for the 2002 annual meeting and traded at almost five times book value on July 17, 2002.

Statement No. 3: "We believe the stock remains undervalued for the very reason a substantial majority of outside shareholders voting at last year's annual meeting supported our previous proposal for cumulative voting: **Phoenix Gold suffers from excessive control by its CEO and COO, who together own over 67 percent of the Company's stock.**" (Emphasis in original.)

Mr. Palmer claims that this statement is false or misleading because the introductory language, which indicates that the statement is an opinion of Wynnefield, remains in regular typeface and is thereby "obscured."

Mr. Palmer cites no authority in support of this ground for objection. While it is conceivable that typeface or formatting could make a statement misleading in an extreme case, Statement No. 3 is a very brief and straightforward paragraph that is clearly (in the first two words) identified as the opinion of Wynnefield.

Statement No. 4: "The stock's performance in fiscal 2002 demonstrates how **illiquidity prevents the stock from fully reflecting any improvements in the Company's operational results.** Although the stock traded at increased volumes and briefly reached $3.00 following announcement of improved second quarter results, it had retreated to $1.68 by the end of August." (Emphasis in original.)

Mr. Palmer claims that Statement No. 4 should be recast as opinion because the Proposal fails to substantiate the alleged cause and effect relationship between illiquidity and the stock's failure to reflect operational results. Although we feel that this relationship is substantiated in the Proposal by information regarding daily trading volumes, announcements of operational results, and stock prices, Wynnefield is amenable to recasting Statement No. 4 as opinion in order to avoid the need for Wynnefield or the Commission to spend any more time on this matter. If the Commission deems necessary, Wynnefield will recast Statement No. 4 as follows:

> "The stock's performance in fiscal 2002 demonstrates how **in our opinion illiquidity prevents the stock from fully reflecting any improvements in the Company's operational results.** Although the stock traded at increased volumes and briefly reached $3.00 following announcement of improved second quarter results, it had retreated to $1.68 by the end of August." (Emphasis in original)

Statement No. 5: "In short, one year after we submitted our last proposal for cumulative voting, **outside shareholders face the same impediments to realizing a fair return on their investment:**

- Fundamental problems of insider control and illiquidity, limiting investor interest;
- Continued trading well below book value, as has been the case during the last three years;
- Risk of return to historic lackluster business performance;
- Risk of delisting." (Emphasis in original.)

Mr. Palmer objects to the use of the term "fair" in the introductory sentence of Statement No. 5 because it implies without substantiation that shareholders are not currently receiving a fair return on their investment. He also claims that the listed "impediments" are unsubstantiated opinions stated as fact. (We note that Mr. Palmer does not raise any specific objection to the third and fourth bullet points, which accurately describe the Company's three-year trend of trading below book value and the current risk of delisting faced by the Company.[1])

Without conceding the validity of Mr. Palmer's arguments, Wynnefield is amenable to recasting Statement No. 5 as opinion. If deemed necessary by the Commission, Wynnefield would revise Statement No. 5 as follows:

> "In short, one year after we submitted our last proposal for cumulative voting, **we believe outside shareholders face the same impediments to realizing a positive return on their investment**, including fundamental problems of insider control and illiquidity, trading well below book value (for the last three years), and a risk of delisting."

<u>Statement No. 6</u>: "We call on management to let outside shareholders elect **just one** of the Company's five directors through cumulative voting." (Emphasis in original.)

Mr. Palmer objects to Statement No. 6 on the basis that management is not authorized to implement cumulative voting and that Wynnefield's real audience is its fellow shareholders.

Mr. Palmer's objections do not accurately reflect the particular circumstances in which outside shareholders of the Company currently find themselves. Management owns over 67 percent of the Company's stock. Therefore, the fate of the Proposal rests entirely in the hands of management, as it did in last year's annual meeting when the proposal was defeated despite receiving a majority of votes from outside shareholders. Moreover, management has been far from neutral in its responses to Wynnefield's previous proposals for cumulative voting, as evidenced by its objection to the proposal in last year's proxy materials, voting against the proposal at the 2002 annual shareholder meeting, and its exclusion of Wynnefield's proposal from the proxy materials for the 2001 meeting of shareholders. Under these circumstances, Statement No. 6 is properly directed at management.

<u>Statement No. 7</u>: Under cumulative voting, **16.7 percent of the Company's stock could elect a nominee as only one of five directors,** allowing outside shareholders to facilitate a serious discussion about insider control and realizing value for all shareholders." (Emphasis in original.)

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[1] The Company narrowly averted delisting from the Nasdaq SmallCap market on April 24, 2002, when its stock finally exceeded the $1.79 share price required for the Company to satisfy Nasdaq's public float requirements. As indicated in the Proposal, the stock once again fell below the $1.79 threshold by the end of August. As of the date of this letter, the stock most recently closed at $1.77 - a level that places the stock at risk of future delisting proceedings if maintained.

The Company objects to Statement No. 7 on slightly different grounds from those raised against the previous statements discussed above. According to Mr. Palmer, Statement No. 7 implies that the current board of directors is not serious about maximizing value for all shareholders and that the directors have thereby breached their fiduciary duties to shareholders. Mr. Palmer argues that the statement should be deleted without opportunity for revision, presumably on the basis that the statement impugns the character of management in contravention of Rule 14a-9 (and its explanatory notes) and would do so even if Wynnefield recast the statement as opinion.

We do not believe that Statement No. 7 can reasonably be read to impugn the character of the Company's board. Statement No. 7 simply identifies the well recognized advantage of cumulative voting to outside shareholders: a director elected by minority shareholders is likely to place the highest priority on those issues most directly affecting his or her constituency. In the case of Phoenix Gold, the issues most important to minority shareholders are (1) insider control and (2) the resulting inability of shareholders to share in value created by the Company. The importance of those issues to outside shareholders is well supported by factual information provided in the Proposal, and Wynnefield should be permitted to reference those issues directly in order to make a reasoned argument in favor of cumulative voting.

Finally, we note that the Commission permitted Wynnefield to recast several statements in last year's proposal as opinions in response to similar objections by the Company. *See Phoenix Gold International, Inc.*, November 5, 2001 (requiring that the statement "Management has been negligent in maximizing shareholder value" be recast as opinion) . If the Commission agrees that Statement No. 7 is unsubstantiated, Wynnefield should be permitted to recast it as opinion.

Statement No. 8: **"What scares the Company about giving minority shareholders a Board voice?"** (Emphasis in original.)

Mr. Palmer argues that Statement No. 8 should also be deleted without opportunity for revision because it "is not appropriate for inclusion in the Company's proxy material." Mr. Palmer explains that the Company is not scared about anything in the proposal but instead "has substantive concerns about the subject matter of the Proposal."

Mr. Palmer does not dispute the fact that management strongly opposes the Proposal and took steps in each of the two previous years to exclude similar proposals submitted by Wynnefield. Mr. Palmer simply chooses to describe the board's reaction to the Proposal in gentler terms than Wynnefield. This difference in word choice does not make Statement No. 8 false, misleading, or inappropriate for inclusion in the Proposal.

Nonetheless, Wynnefield is willing to revise statement No. 8 to address Mr. Palmer's concerns without conceding the validity of his objection. If deemed necessary by the Commission, Wynnefield will revise Statement No. 8 as follows:

> **"What concerns the Company about giving minority shareholders a Board voice?"**

III. Relevance of the Supporting Statement.

Mr. Palmer argues that the entire supporting statement is irrelevant to the subject of cumulative voting and that the Company may therefore exclude the entire Proposal. Mr. Palmer supports this claim by questioning whether the supporting statement establishes a relationship between cumulative voting and "the Company's stock price, illiquidity, and the alleged inability to realize a fair value on investment."

The supporting statement clearly identifies cumulative voting as a mechanism for addressing the persistent problem of management's entrenchment, which has adversely affected stock performance by reducing investor interest in the Company. The supporting statement gives concrete examples of the negative impact management's entrenchment has had on shareholders. These examples directly show why cumulative voting would be beneficial.

The relationship between management's entrenchment and stock performance is most directly discussed in the third paragraph of the supporting statement, which states: "We believe the stock remains undervalued * * * [because] Phoenix Gold suffers from excessive control by its CEO and COO. We believe this concentration of ownership discourages investment in the Company." This relationship was also discussed in an analysis of the Company appearing in an independent investor newsletter in May of this year. In an otherwise favorable analysis, this market observer cautioned:

> "[W]e look for companies that have insider ownership of 50% or less, significantly lower than the current figure of 68% of outstanding shares [owned by Phoenix Gold management]. In addition to the possibility of delisting, a high rate of insider ownership lessens the liquidity of the stock, more than we like to see." *Red Chip Review* (May 10, 2002) at 50.

The ability of cumulative voting to combat this problem of entrenchment by management is both intuitive and expressly addressed in the supporting statement. The obvious purpose of cumulative voting is to facilitate minority representation by permitting outside shareholders to elect a representative to the Company's board. The proposal explains this effect of cumulative voting in the section entitled "Will Cumulative Voting Help?" That section then continues to explain that this single board voice could initiate discussions about strategies for addressing insider control and realizing value for all shareholders. Although the Proposal does not (and could not) commit a minority-elected director to a specific strategy for addressing management's entrenchment,[2] the mere presence of an outside director would be a substantial step in reducing insider control of the Company, enhancing investor interest, and alleviating the negative trends discussed in the supporting statement.

For the reasons discussed above, we feel that the supporting statement is distinguishable from the irrelevant statements excluded in the no-action letters cited by Mr. Palmer. Moreover, we note that none of those authorities permitted a company to exclude an entire proposal on the basis of an irrelevant supporting statement.

IV. Opportunity for Revision.

As detailed in the paragraphs above, we do not believe that Statements No. 1 through 8 are false or misleading or require revision. In fact, we believe the Company has construed Rule 14a-9 in a way that would require either designation of practically every assertion in a shareholder proposal as opinion or an unreasonable level of factual support for any statement that is at all contestable.

Nonetheless, if the Commission determines that some of the Company's claims have merit, we disagree with Mr. Palmer's assertion that the proposal would require such extensive editing that Wynnefield should be denied any opportunity for revision. The Company's objections could be addressed by a simple designation of the relevant statement as the opinion of Wynnefield. This opportunity for simple revision would be in accordance with the past practice of the Commission as evidenced by the numerous no-action letters cited by Mr. Palmer (not one of which permitted exclusion of an entire proposal and supporting statement).

* * *

If the Commission requires any additional information or materials or disagrees with our defenses of the Proposal as set forth in this letter, we would appreciate the opportunity to confer with the Commission concerning these matters.

[2] Examples of such strategies might include: (a) sale of the business at a favorable price, (b) using the Company's stock to acquire competitors or complementary businesses and thereby increasing the public float of the Company's stock and its liquidity, or (c) seeking additional outside investment. Cumulative voting would facilitate discussion of these strategies because each requires management to sacrifice some degree of control over the Company, making directors elected by management less likely to initiate such discussions.

Please direct any correspondence sent to Wynnefield regarding the proposal to Wynnefield Capital, Inc., Attention: Max Batzer, 450 – 7th Avenue, Suite 509, New York, New York 10123 and provide a copy to our office.

Very truly yours,

Erich W. Merrill, Jr.

cc: Mr. Thomas Palmer

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Phoenix Gold International, Inc.
Incoming letter dated September 30, 2002

The proposal recommends that the board of directors take the necessary steps to provide for cumulative voting.

We are unable to concur in your view that Phoenix Gold may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must:

- delete the phrase ". . . Phoenix Gold – Business as Usual";
- revise the sentence that begins "(In comparison, two of the Company's . . ." and ends ". . . traded at 1.4 and 1.58 times book value)" to clarify that the book value ratios are as of July 17, 2002;
- recast the sentence that begins "The stock's performance . . ." and ends ". . . Company's operational results" as the proponents' opinion.
- recast the sentence that begins "In short, one year after . . ." and ends ". . . risk of delisting" as the proponents' opinion;
- in that same sentence, delete the phrase that begins "Risk of return . . ." and ends ". . .lackluster business performance";
- delete the sentence that begins "We call on management . . ." and ends ". . . through cumulative voting"; and
- delete the question that begins "What scares the Company . . ." and ends ". . . a Board voice?"

Accordingly, unless the proponents provides Phoenix Gold with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Phoenix Gold omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Grace K. Lee
Special Counsel